Exhibit (a)(12)

CNX Gas Corporation CNX Center 1000 Consol Energy Drive Canonsburg, PA 15317-6506

	phone:	724/485-4018
April 22, 2010	fax:	724/485-4849
	e-mail:	brettharvey@consolenergy.com
Mr. John R. Pipski	web:	www.consolenergy.com
Special Committee of the Board of
Directors of CNX Gas	J. BRETT HARVEY
c/o 923 Red Oak Drive	Chairman and Chief Executive Officer
Pittsburgh, PA 15238
Fax: (412)828-8447

Dear John,

As you are aware, the CNX Gas Corporation board of directors (the “CNX Gas Board”) considered the request set forth in your letter dated April 16, 2010 at a telephonic meeting on April 21, 2010. For the reasons sets forth below, the CNX Gas Board (excluding yourself) is of the view that it would be inappropriate to expand the Special Committee’s mandate in the manner your letter requests.

As noted at the April 15, 2010 meeting of the CNX Gas Board, CONSOL Energy Inc. (“CONSOL”) remains unwilling to sell its shares of CNX Gas common stock and has no interest in pursuing any such transaction. As a result, the role of the Special Committee was limited to the evaluation of the proposed tender offer. We have been advised that in pursuing the proposed transaction CONSOL is utilizing a transaction structure based on a model approved by the Delaware courts in such cases as Siliconix, Aquila and Pure Resources. Under that line of cases, in the type of transaction being proposed by CONSOL, a special committee mandate limited to the matters addressed in the resolutions previously adopted by the board is appropriate and lawful.

As you are aware, the proposed tender offer will not be conditioned on the favorable recommendation of the Special Committee. You are free in your sole and absolute discretion to recommend against the offer if that is the Special Committee’s determination.

If you would like to discuss this matter please do not hesitate to contact me or have your legal counsel contact our counsel David Katz.

Kind Regards,

J. Brett Harvey
Chairman and Chief Executive Officer

cc:	P. Jerome Richey, Chief Legal Officer
David A. Katz, Wachtell, Lipton, Rosen & Katz
Jeremy London, Skadden, Arps, Slate, Meagher & Flom LLP